

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2019

Samuel Lim
Cheif Executive Officer
Reebonz Holding Ltd
5 Tampines North Drive 5
#07-00
Singapore 528548

>    **Re: Reebonz Holding Ltd**
>    **Amendment No. 5 to Registration Statement on Form F-1**
>    **Filed April 11, 2019**
>    **File No. 333-229839**

Dear Mr. Lim:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1 Filed April 11, 2019

General

1.    We note that Section 5 (e) of Exhibit 1 to your Warrant Agency agreement discloses that "[a]ll questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York," and that "[e]ach party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein." The provision also states that each party "irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Warrant." Please confirm, if true, that the

exclusive forum and jury waiver provisions are not intended to apply to claims under the U.S. federal securities laws.  If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your filing and, if true, that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder.  Please also provide risk factor disclosure in your registration statement related to the exclusive forum and jury waiver provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.

 You may contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom, Assistant Director, at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc:     Ira Kotel